UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

OMNI BIO PHARMACEUTICAL, INC.
(formerly Across America Financial Services, Inc.)
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 per share
(Title of Class of Securities)

00501N103
(CUSIP Number)

Joseph Zimlich, 262 East Mountain Avenue, Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00501N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BOCO Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,082,678

	8.	Shared Voting Power --

	9.	Sole Dispositive Power 18,082,678

	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,082,678 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 00501N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bohemian Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000

	8.	Shared Voting Power --

	9.	Sole Dispositive Power 11,000,000

	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,082,678 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 00501N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker Living Trust, dated October 14, 1976

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 29,082,678

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 29,082,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,082,678

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36%

14.	Type of Reporting Person (See Instructions) OO -- Trust

CUSIP No. 00501N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 29,082,678

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 29,082,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,082,678

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this "Amendment") to Schedule 13D is being filed to update ownership disclosure and percentage of ownership.

The percentage calculations in the foregoing cover pages and as set forth below are based on the total outstanding common stock of the Issuer, on a fully diluted basis, of 80,756,756 shares, as reported by the Issuer for the period ending December 31, 2014.

Item 1.  Security and Issuer.

Title and Class of Equity Securities:	Common Stock, par value $.001 per share of Omni Bio Pharmaceutical, Inc., a Colorado corporation (the "Company")

Address of Issuer:	181 W Boardwalk Drive, Suite 202 Fort Collins, Colorado 80525

Item 2.  Identity and Background.

The persons filing this statement (collectively, the "Reporting Persons") are:

(a)	BOCO Investments, LLC, a Colorado limited liability company ("BOCO");

(b)	Bohemian Investments, LLC, a Colorado limited liability company ("BI")

 (c) Pat Stryker Living Trust, dated October 14, 1976, as amended ("Pat Stryker Living Trust"); and

 (d) Pat Stryker, a Colorado resident.
BOCO and BI are a Colorado limited liability companies. The principal business of BOCO and BI is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO is and BI the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.
The business address of each of the Reporting Persons is 262 East Mountain Ave., Fort Collins, Colorado 80524.
During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by the parties listed above.

Item 3.  Source and Amount of Funds or Other Consideration.

On November 6, 2008, BOCO received 100,000 warrants at an exercise price of $.50 per share in connection with a loan to the Company.
On March 31, 2009, pursuant to a Subscription Agreement with the Company, BOCO purchased 1,450,000 shares of Common Stock of the Company for cash at a price of $1.00 per share. BOCO also received 725,000 warrants, 2,900,000 warrants, and 1,450,000 warrants to purchase common stock at a price of $.25, $.50, and $1.00 per share, respectively.  Also, on March 31, 2009, BOCO purchased 250,000 common shares at $.20 per share in a private transaction from a shareholder of the Company.
On March 31, 2009, pursuant to a Subscription Agreement with the Company, WestMountain Prime, LLC, a Colorado Limited liability Company ("WMP") which is controlled by the Pat Stryker Living Trust purchased 612,000 shares of Common Stock of the Company for cash at $1.00 per share.  These shares of Common Stock were transferred to BOCO on or about December 16, 2009.
On June 15, 2010, the Company amended and restated in its entirety previously reported 2,900,000 Warrants and 1,450,000 Warrants for the purpose of removing a restriction on exercising based on aggregate beneficial ownership.
On August 3, 2010, BOCO sold 1,000 shares of the Company's Common Stock at a price of $9.75 per share.
On August 9, 2010, BOCO sold 2,000 shares of the Company's Common Stock at a price of $9.75 per share.
On December 2, 2010, BOCO exercised 725,000 warrants at a price of $.25 and received 725,000 shares of common stock.
On October 31, 2012, the Company borrowed $600,000 from BOCO and issued BOCO a Convertible Promissory Note evidencing the debt.  The Note bears interest at an annual rate of 10% and may be paid in cash and/or shares of the Company's common stock at the initial rate of $1.00 per share ("Conversion Rate").  The Conversion Rate is subject to adjustment based on subsequent Company financings and, at present, equals $0.25 per share of the Company's Common Stock.  Conversion of the current principal amount at the current Conversion Rate would result in BOCO receiving 2,400,000 shares of the Company's common stock.  In conjunction with Convertible Promissory Note, BOCO received a warrant to purchase 600,000 shares of the Company's common stock at a price of $1.50 per share.  The number of shares that be purchased under the warrant may change due to anti-dilution provisions.
On April 8, 2013, pursuant to a Subscription Agreement with the Company, BOCO purchased 2,000,000 shares of Common Stock of the Company for cash at a price of $.25 per share.
On May 30, 2013, pursuant to a Subscription Agreement with the Company, BOCO purchased 2,000,000 shares of Common Stock of the Company for cash at a price of $.25 per share.
On July 30, 2013, the Company amended and restated in its entirety previously reported 2,900,000 Warrants and 1,450,000 Warrants for the purpose of extending the contractual period to March 31, 2017.
On December 31, 2013, the previously reported 100,000 warrants expired.

On April 14, 2014, the Company issued a Secured Convertible Promissory Note that give the holder, BI, the right but not the obligation to convert the principal and accrued interest into common stock at a purchase price per share equal to the lesser of $0.20 or, in the event of a follow-on public offering, 65% of the price offered.  The Note is for up-to $2,000,000 of which $500,000 was initially advanced. The Note bears interest at an annual rate of 12%. Also, on April 14, 2014, BI received 1,000,000 warrants at an exercise price of $.25 per share with an April 15, 2019 expiration date.
On April 14, 2014, BOCO received 3,000,000 warrants at an exercise price of $0.01 per share and an April 15, 2015 expiration date.
On April 18, 2014, the Company amended and restated in its entirety previously reported 2,900,000 warrants and 1,450,000 warrants for the purpose of extending the contractual period to December 31, 2019 and the resetting of the Exercise Price to $0.25.
On June 16, 2014, BI advanced the Company $500,000 under the previously disclosed $2,000,000 Secured Convertible Promissory Note resulting in total drawn principal of $1,000,000.
On September 25, 2014, BI advanced the Company $500,000 under the previously disclosed $2,000,000 Secured Convertible Promissory Note resulting in total drawn principal of $1,500,000.
 On December 12, 2014, BI advanced the Company $500,000 under the previously disclosed $2,000,000 Secured Convertible Promissory Note resulting in total drawn principal of $2,000,000. Conversion of the Note's principal amount at the conversion rate of $0.20 per share would result in BI receiving 10,000,000 shares of the Company's common stock.
On January 30, 2015, the Company amended and restated the previously disclosed $2,000,000 Secured Convertible Promissory Note for the purpose of extending the contractual conversion rights such that the principal and the accrued interest may automatically convert at a purchase price per share equal to the lesser of $0.20 or the lowest price paid for new securities in a minimum $6,000,000 capital raise.
On February 27, 2015, the previously reported $600,000 Convertible Promissory Note with principal of $600,000 and accrued interest of $149,670 held by BOCO was converted into 2,998,678 shares of the Company's common stock.
On February 27, 2015, BOCO exercised 3,000,000 warrants at a price of $0.01 and received 3,000,000 shares of common stock.
On March 13, 2015, the Company amended and restated the previously disclosed $2,000,000 Secured Convertible Promissory Note for the purpose increasing the principal amount of the note by $300,000.  BI advanced the Company $300,000 resulting in total drawn principal of $2,300,000. Conversion of the Note's principal amount at the conversion rate of $0.20 per share would result in BI receiving 11,500,000 shares of the Company's common stock

Item 4.   Purpose of the Transaction.
The Reporting Persons hold the shares of Company Common Stock for investment. The Reporting Persons may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the warrants they hold as described in Item 3 above.  In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions.   Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
As December 31, 2014, there were 40,205,880 shares of the Company's Common Stock outstanding and derivative securities representing 40,550,876 shares of the Company's Common Stock outstanding.  Collectively, 80,756,756 shares of the Company's Common Stock on a fully-diluted basis.  In connection with the transactions described in Item 3, the Reporting Persons interest in the Common Stock of the Company is as follows:
(a)	BOCO owns 13,132,678 common shares. In addition, BOCO owns common stock purchase warrants for 4,950,000 shares of the Company's Common Stock. BOCO beneficially owns 22.4% of the Company's fully-diluted common stock.
(b)	BI, through a Convertible Promissory Note and warrants, owns the right to acquire 11,000,000 common shares. BI beneficially owns 13.6% if the Company's fully-diluted common stock.
(c)	The controlling member of BOCO is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The beneficial owner of BI is Pat Stryker. Thus, the Reporting Persons beneficially own 13,132,678 shares of Company Common Stock and derivative securities granting the right to acquire 15,950,00 shares of the Company's Common Stock; collectively representing total beneficial ownership of 36% of the Company's fully-diluted common stock.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Exhibits

None.

Signatures:

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

BOCO INVESTMENTS, LLC
By:Bohemian Asset Management, Inc. its Manager

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

BOHEMIAN INVESTMENTS, LLC
       By: BOCO Holdings, LLC
       Its: Member

 /s/ Joseph C. Zimlich
 Joseph C. Zimlich, Managing Member

PAT STRYKER LIVING TRUST

 /s/ Pat Stryker
Pat Stryker, Trustee

 /s/ Pat Stryker
Pat Stryker, Individually